EXHIBIT 99.2

Supplemental Discussion of the Financial Results of Caesars Entertainment’s Commercial Mortgage-Backed Securities Related Properties

The properties securing Caesars Entertainment’s commercial mortgage-backed securities (“CMBS Properties”) originally borrowed $6,500.0 million of CMBS financing (the “CMBS Financing”). The CMBS Financing is secured by the assets of the CMBS Properties and certain aspects of the financing are guaranteed by Caesars Entertainment (“Caesars”). The CMBS properties are Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Paris Las Vegas, and Harrah’s Laughlin.

In this discussion, the words “we” and “our” refer to the CMBS Properties. We are providing this financial information pursuant to the Second Amended and Restated Loan Agreement, dated as of August 31, 2010 (the “CMBS Loan Agreement”), related to the CMBS Financing.

Subsequent to the filing of our annual report on Form 10-K for the year ended December 31, 2011, including Exhibit 99.2 thereto, we identified certain deferred tax gains primarily related to the contribution of O’Shea’s Casino and certain other assets to a subsidiary of Caesars Entertainment Operating Company, Inc. in connection with their development of a retail, dining and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas strip. The net impact on the financial statements included herein of correcting for this error is to reduce our deferred tax liabilities and increase our stockholder’s equity by $22.8 million as of December 31, 2011. There are no cash impacts as a result of this correction.

OPERATING RESULTS FOR CMBS PROPERTIES

Overall CMBS Properties Results

The following tables represent CMBS Properties’ unaudited combined condensed balance sheets as of June 30, 2012 and December 31, 2011, and their unaudited combined condensed statements of operations for the quarters and six months ended June 30, 2012 and 2011, and unaudited combined condensed statements of cash flows for the six months ended June 30, 2012 and 2011.

CMBS PROPERTIES

COMBINED CONDENSED BALANCE SHEETS

(UNAUDITED)

(In millions)

	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$205.8	$151.2
Receivables, net	72.9	77.2
Deferred income taxes	14.0	14.0
Prepayments and other current assets	70.1	62.2
Inventories	12.7	10.6

Total current assets	375.5	315.2
Property and equipment, net	4,966.6	5,094.2
Goodwill	1,690.6	1,690.6
Intangible assets other than goodwill	514.2	543.7
Restricted cash	83.1	74.0
Deferred charges and other	100.5	109.3

	$7,730.5	$7,827.0

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$33.0	$29.0
Interest payable	7.0	7.7
Accrued expenses	246.9	154.5
Current portion of long-term debt	7.2	—
Due to affiliates, net	22.3	15.9

Total current liabilities	316.4	207.1
Long-term debt	4,824.6	5,026.0
Deferred credits and other	28.8	32.4
Deferred income taxes	1,510.2	1,523.4

	6,680.0	6,788.9

Total equity	1,050.5	1,038.1

	$7,730.5	$7,827.0

CMBS PROPERTIES

COMBINED CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

(In millions)

	Quarter Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Revenues
Casino	$304.8	$318.3	$612.9	$613.0
Food and beverage	131.6	127.2	259.2	249.2
Rooms	118.3	117.9	230.8	226.8
Other	48.4	53.2	92.8	97.8
Less: casino promotional allowances	(86.6)	(90.1)	(174.0)	(175.1)

Net revenues	516.5	526.5	1,021.7	1,011.7

Operating expenses
Direct
Casino	159.3	159.2	321.3	314.3
Food and beverage	65.9	61.5	126.3	118.9
Rooms	32.3	29.4	63.1	56.8
Property, general, administrative, and other	124.0	131.4	250.2	259.1
Depreciation and amortization	39.8	38.3	78.9	76.8
Write-downs and reserves, net of recoveries	2.1	2.1	4.1	4.3
(Income)/loss on interests in non-consolidated affiliates	(0.1)	2.2	(0.5)	1.6
Corporate expense	16.4	22.8	40.3	45.1
Acquisition and integration costs	—	—	—	0.3
Amortization of intangible assets	14.8	14.9	29.5	29.8

Total operating expenses	454.5	461.8	913.2	907.0

Income from operations	62.0	64.7	108.5	104.7
Interest expense, net of interest capitalized	(50.2)	(51.9)	(102.5)	(106.4)
Gains on early extinguishments of debt	32.7	14.3	78.5	47.5
Other income, including interest income	0.2	0.1	0.4	0.1

Income before income taxes	44.7	27.2	84.9	45.9
Provision for income taxes	(15.5)	(9.6)	(29.9)	(16.3)

Net income	$29.2	$17.6	$55.0	$29.6

CMBS PROPERTIES

COMBINED CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In millions)

	Six Months Ended June 30,
	2012	2011
Cash flows provided by operating activities	$105.8	$172.5

Cash flows from investing activities
Acquisitions of property and equipment, net of change in construction payables	(29.6)	(13.1)
Change in restricted cash	(18.8)	(71.4)
Other	(2.8)	(2.4)

Cash flows used in investing activities	(51.4)	(86.9)

Cash flows from financing activities
Cash paid for early extinguishments of debt	(121.9)	(108.5)
Cash received from Caesars Entertainment for financing transactions	121.9	108.5

Cash flows used in financing activities	—	—

Net increase in cash and cash equivalents	54.6	85.6
Cash and cash equivalents, beginning of period	151.2	121.8

Cash and cash equivalents, end of period	$205.8	$207.4

Cash paid for interest	$81.9	$83.9

COMBINED OPERATING RESULTS

	Quarter Ended June 30,		Percentage Favorable/ (Unfavorable)		Six Months Ended June 30,		Percentage Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$304.8	$318.3	(4.2)%		$612.9	$613.0	—%
Net revenues	516.5	526.5	(1.9)%		1,021.7	1,011.7	1.0%
Income from operations	62.0	64.7	(4.2)%		108.5	104.7	3.6%
Net income	29.2	17.6	65.9%		55.0	29.6	85.8%
Operating margin*	12.0%	12.3%	(0.3	)pts	10.6%	10.3%	0.3	pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Net revenues for the second quarter of 2012 were $516.5 million, down $10.0 million, or 1.9%, from the year-earlier period. The decrease in net revenues is due mainly to a decline in casino revenues at properties in Las Vegas and Atlantic City. Net revenues for the six months ended June 30, 2012 were $1,021.7 million, up $10.0 million, or 1.0%, from the year-earlier period due mainly to higher food & beverage revenues at the Atlantic City property and higher rooms revenues at the properties in Las Vegas.

For the second quarter of 2012, income from operations decreased $2.7 million, or 4.2%, to $62.0 million from $64.7 million in the year-ago second quarter due mainly to the income impact of lower revenues, partially offset by a decrease in corporate expense. For the six months ended June 30, 2012, income from operations rose $3.8 million, or 3.6%, to $108.5 million from $104.7 million in the year-ago period due mainly to the income impact of higher revenues, higher income from non-consolidated affiliates and a decrease in corporate expense.

Results were also negatively impacted by the Linq construction activities, which are estimated to have reduced net revenues by approximately $6 million to $9 million and reduced income from operations by approximately $3 million to $5 million in the second quarter and six months ended June 30, 2012.

Net income for the second quarter of 2012 was $29.2 million, up $11.6 million, or 65.9%, from the second quarter of 2011 due primarily to an increase in gains on early extinguishments of debt, partially offset by the decline in income from operations. Net income for the six months ended June 30, 2012 was $55.0 million, up $25.4 million, or 85.8%, from the six months ended June 30, 2011 due primarily to the increase in income from operations and gains on early extinguishments of debt.

OTHER FACTORS AFFECTING NET INCOME

Expense/(income)	Quarter Ended June 30,		Percentage Favorable/ (Unfavorable)	Six Months Ended June 30,		Percentage Favorable/ (Unfavorable)
(In millions)	2012	2011		2012	2011
Interest expense, net of interest capitalized	$50.2	$51.9	3.3%	$102.5	$106.4	3.7%
Gains on early extinguishments of debt	(32.7)	(14.3)	128.7%	(78.5)	(47.5)	65.3%
Provision for income taxes	15.5	9.6	(61.5)%	29.9	16.3	(83.4)%

Gains on early extinguishments of debt during the quarters and six months ended June 30, 2012 and 2011 relate to amounts recognized as a result of purchase and sale agreements with certain lenders to acquire mezzanine loans under the CMBS Financing. These events are discussed more fully in the “Liquidity and Capital Resources” that follows herein.

Other Items

In August 2011, we contributed the O’Sheas casino (adjacent to the Flamingo Las Vegas) and other assets to a subsidiary of Caesars Entertainment Operating Company, Inc. A portion of the contributed assets were leased back by a CMBS Property. In May 2012, O’Sheas ceased operations and the lease-back agreement expired. As a result of the expiration of the agreement, $86.2 million of land assets are no longer included as assets of the CMBS Properties.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

Caesars Entertainment has undertaken comprehensive cost-reduction efforts to rightsize expenses with business levels through its implementation of “Project Renewal,” an initiative designed to reinvent certain aspects of Caesars’ functional and operating units to gain significant cost reductions and streamline its operations. As part of Project Renewal, Caesars designed a shared-services organization that will enable more efficient decision making and sharing of best practices. Caesars anticipates that it will have a permanently lower cost structure and will benefit from greater concentration of specified talent and quicker decision making.

In accordance with our shared-services agreement with Caesars Entertainment, we estimate that Project Renewal and other cost-savings programs produced $12.8 million and $25.4 million in incremental cost savings for the second quarter and six months ended June 30, 2012 when compared to the same periods of 2011. Additionally, as of June 30, 2012, these cost-savings programs will produce additional annual cost savings of $44.2 million, based on the full implementation of current projects that are in process. As we firm up cost reduction activities, this figure could change.

Capital Spending and Development

We incur capital expenditures in the normal course of business and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in the CMBS Loan Agreement.

Our capital spending for the six months ended June 30, 2012 totaled $29.6 million, including a increase of $1.3 million of construction payables. Estimated total capital expenditures for 2012 are expected to be between $50.0 million and $60.0 million.

Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities while cash used for future development projects may be funded from established debt programs, specific project financing, or additional debt offerings.

Liquidity

Our cash and cash equivalents, excluding restricted cash, totaled $205.8 million at June 30, 2012, compared to $151.2 million at December 31, 2011. Restricted cash, including $36.4 million included in prepayments and other current assets, totaled $119.5 million at June 30, 2012. Nearly all of the restricted cash consists of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as interest service, real estate taxes, property insurance, and capital improvements.

The CMBS Properties are highly leveraged and a significant amount of our liquidity needs are for debt service. As of June 30, 2012, we had $4,824.6 million book value of indebtedness outstanding. Cash paid for interest for the six months ended June 30, 2012 was $81.9 million.

Our operating cash inflows are used for operating expenses, debt service costs, working capital needs, and capital expenditures in the normal course of business. From time to time, we retire portions of our outstanding debt through open market purchases, privately negotiated transactions or otherwise, using available cash on hand or established debt programs. From time to time, we distribute excess cash flow to Caesars Entertainment. The amount of excess cash flow that may be distributed is limited to 85% of excess cash flow with respect to such quarter, as defined in the CMBS Loan Agreement.

Our ability to fund our operations, pay our debt obligations, and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance and our cash flows from operations will be sufficient to meet our normal operating requirements during the next 12 months and to fund capital expenditures.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and, if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Capital Resources

In January 2012, we purchased $2.0 million of face value of CMBS Loans for $1.0 million, recognizing a gain of $1.0 million, net of deferred finance charges. In March 2012, we purchased $116.7 million of face value of CMBS Loans for $70.8 million, recognizing a gain of $44.8 million, net of deferred finance charges. In April 2012, we purchased $83.7 million of face value of CMBS Loans for $50.2 million, recognizing a gain of $32.7 million, net of deferred finance charges.

Derivative Instruments

We have an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the CMBS Financing. The CMBS interest rate cap agreement, which was effective in January 2008 and terminates February 13, 2013, is for a notional amount of $6,500.0 million at a LIBOR cap rate of 4.5%. We are amortizing deferred losses from the interest rate cap frozen in accumulated other comprehensive loss (“AOCL”) into income over the original remaining term of the hedge forecasted transactions that are still probable of occurring. For the quarter and six months ended June 30, 2012, we recorded $5.2 million and $10.4 million, respectively, as an increase to interest expense, and we will record an additional $13.9 million as an increase to interest expense and AOCL through the termination date, all related to deferred losses on the interest rate cap. At June 30, 2012, $4,650.2 million of the interest rate cap was designated a cash flow hedging instrument for accounting purposes. Any future changes in fair value of the portion of the interest rate cap not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

The hedging relationship between the CMBS Financing and the interest rate cap has remained effective subsequent to each debt extinguishment. In connection with the extinguishments, we reclassified deferred losses out of AOCL and into interest expense associated with the hedge for which the forecasted future transactions are no longer probable of occurring.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

Material changes to our aggregate indebtedness are discussed in the “Capital Resources” section of this Exhibit 99.2. As of June 30, 2012, there have been no material changes outside the ordinary course of business to our other known contractual obligations, which are set forth in the table included in the Supplemental Discussion of Caesars Commercial Mortgage-Backed Securities Related Properties filed as Exhibit 99.2 to our Annual Report on Form 10-K for the year ended December 31, 2011.